P.E. 2/11/02
1-10110

02012721

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 1, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

W

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

NOTIFICATION OF IMPORTANT EVENT

In accordance with the current provisions of law, BANCO BILBAO VIZCAYA ARGENTARIA, S.A. hereby gives notice that the meeting of its Board of Directors held yesterday resolved to convene the Annual General Meeting of Shareholders of the company for March 8th 2002 in first session and on March 9th 2002 in second session if need be, to debate and resolve upon the points of the agenda below.

ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- To review, and if pertinent, approve the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and Management Report, of the Banco Bilbao Vizcaya Argentaria, S.A. and its Consolidated Financial Group. Allocation of profit; distribution of dividend. Approval of the management of the company. All the aforementioned referring to the year ended December 31, 2001.

TWO.- Voiding the resolution passed as per point 4 of the Agenda of the Annual General Meeting held on March 10th 2001, to increase the share capital by a nominal amount of € 782,983,750, by means of the issue of new ordinary shares, delegating to the Board of Directors the power to set the date on which the resolution to increase the share capital is to take effect, in full or in part within the agreed upon amount and within a time period of less than a year, or even to abstain from carrying it out, and to establish the terms for all that is not determined by the resolution reached at the General Meeting, taking into account the provisions of Article 161.1 of the Companies Act, also authorising it to reword article 5 of the Articles of Association insofar as the share capital is concerned.

THREE.- Voiding the resolution passed as per point 7 of the Agenda of the Annual General Meeting held on April 17th 2000, to delegate to the Board of Directors (as per Article 153.1 of the Companies' Act [*Ley de Sociedades Anónimas*]) the power to resolve to increase the share capital one or more times by such amount as it may decide up to a maximum of 782,983,750 euros, representing 50% of the share capital subscribed and paid up, within a time period of no more than five years. This may be done by increasing the face value of existing shares or by issuing new shares, which may be ordinary, privileged, redeemable or of any other type permitted by law, with or without voting rights, with or without preferential subscription rights (in which latter case shares shall be issued at an issue rate which corresponds to their actual value), in accordance with the requirements of law, taking into account the provisions of Article 161.1 of the Companies Act. To modify Article 5 of the Articles of Association.

FOUR- Voiding the unused part of the authorisation granted as per point 12 on the Agenda of the Annual General Meeting of BBV held on February 27th 1999 and subsequently extended by the resolution passed as per point 8 of the Agenda of the Annual General Meeting of BBVA held on April 17th 2000, to delegate to the Board of Directors the power to issue fixed income securities of any type and nature, including exchangeable securities
not convertible into shares, up to a maximum nominal amount of 20 billion (20,000,000,000) euros.

FIVE.- To empower the Board of Directors to issue up to 1.5 billion (1,500,000,000) euros in certificates incorporating warrants on the shares of the company, so that such certificates may be fully or partly exchangeable for or convertible into shares in the company. Also to delegate to the Board the power to decide to exclude preferential subscription rights in regard to such certificates, in which case the number of shares shall be issued which prove necessary to meet the obligations arising therefrom at an issue rate which may be fixed or variable, provided that the said value is no lower than the actual value in accordance with the requirements of law, taking into account the provisions of Article 161.1 of the Companies Act. To delegate to the Board the power to determine the bases and forms of conversion or exchange, as the case may be, and to increase share capital as necessary and modify the wording of Article 5 of the Articles of Association accordingly.

SIX.- Voiding the unused part of the resolution passed as per point 9 on the Agenda of the Annual General Meeting of the company held on April 17th 2000, to authorise the Board of Directors to issue debentures convertible into and/ or exchangeable for shares in the company, with preferential subscription rights; to determine the bases and forms of conversion, and to increase share capital as necessary.

SEVEN.- Voiding the unused part of the resolution passed as per point 10 on the Agenda of the Annual General Meeting of the company held on April 17th 2000, to authorise the Board of Directors to issue debentures convertible into and/ or exchangeable for shares in the company without preferential subscription rights; to approve the rules for the placement thereof and to delegate execution of the relevant measures to the Board of Directors; to determine the basis and forms of conversion and to increase share capital as necessary. Debentures shall be issued at par, and the rate for shares, for the purposes of conversion or exchange, shall be at least the higher of the following: (a) the average trading price for shares on the continuous Spanish stock market according to the closing prices over the thirty calendar days prior to the holding of the AGM; (b) the closing price on the day immediately preceding the date of launching of the debentures. In neither case may the issue take place at a figure lower than the face value.

EIGHT.- Authorisation to enable the Company to buy back treasury stock, either directly or through other Group companies, in accordance with the provisions of Article 75 of the Reworded Text of the Companies' Act [*Ley de Sociedades Anónimas*], establishing any restrictions or requirements for such purchases, and with express power to reduce share capital for writing off treasury stock, with the delegation to the Board of Directors of the powers needed to carry out the resolutions arrived at by the Meeting to this effect, voiding the authorisation given by the General Shareholders' Meeting held on March 10th 2001

NINE.- Re-election of the Auditors for the accounts of financial year 2002.

TEN.- Ratification, renovation and re-election, as the case may be, of the members of the Board of Directors.

ELEVEN.- Transfer of freely distributable reserves to a special fund for covering the costs of any extraordinary early retirement plan, in the amount and on the terms authorised, as the case may be, by the Bank of Spain.

TWELVE.- Application of the tax consolidation system.

THIRTEEN.- Delegation of powers to the Board of Directors, with the power to appoint substitutes, formalise, remedy, interpret and carry out the resolutions passed by the General Meeting.

FOURTEEN.- Approval of the minutes of the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2002

By: /s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.